 Exhibit 99.1

SNDL Reports Second Quarter 2023 Financial and Operational Results

The Company achieves record net revenue and gross margin results since its inception

CALGARY, AB, Aug. 14, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the second quarter ended June 30, 2023. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, which can be found at https://sndl.com.

SECOND QUARTER 2023 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Net revenue for the second quarter of 2023 of $244.5 million, compared to $223.7 million in the corresponding period of 2022, an increase of 9.3%. This marks an all-time high for the Company, underscoring SNDL's strategic initiatives and operational enhancements, which have led to financial and operational improvements.
•	Liquor Retail: Net revenue of $151.7 million for the second quarter of 2023, an increase of 2.1% compared to the prior year.
•	Cannabis Retail: Net revenue of $71.9 million for the second quarter of 2023, an increase of 13.2% compared to the prior year.
•	Cannabis Operations: Net revenue of $20.9 million for the second quarter of 2023, an increase of 81% compared to the prior year.
•	Record gross margin of $51.9 million in the second quarter of 2023, compared to $43.1 million in the second quarter of 2022. The 21% increase in gross margin year-over-year is driven by cost-saving measures, supply chain efficiencies, improved pricing strategies, economies of scale, and product mix optimization.
•	Net loss of $33.2 million for the second quarter of 2023, compared to a $74.0 million net loss in the second quarter of 2022. The loss was driven by one-time events, including the Valens Company ("Valens") integration and related costs, as well as by realized losses from equity investments.
•	Adjusted EBITDA of $2.2 million for the second quarter of 2023, compared to a loss of $25.9 million from the second quarter of 2022, reflecting the improvement in the financial performance of SNDL's operating segments along with synergies realized through the Company's vertical integration strategies.
•	During the second quarter of 2023, a total of $8.8 million cash was used in operating activities, compared to $17.9 million in the same quarter of last year, an improvement of 51%, showcasing the Company's enhanced operational efficiency.
•	SNDL currently has five credit exposures in the SunStream portfolio following the monetization of a credit exposure in July 2023. The current portfolio includes one credit under a court-supervised receivership process and another in active restructuring negotiations.

•	$754 million of unrestricted cash, marketable securities and investments, and no outstanding debt at June 30, 2023, resulting in a net book value per share of $4.86; and $182.6 million of unrestricted cash at August 11, 2023. SNDL has not raised cash through share offerings since June 2021.

"Our incredible two-year journey from less than $10 million of net revenue and negative gross margin in Q2 2021 to our current trajectory of reaching an expected $1 billion in annual revenue and continued gross margin growth in 2023 is a testament to our team's commitment to becoming a leader in Canadian regulated products," said Zach George, Chief Executive Officer of SNDL. "We have taken decisive steps to simplify operations throughout our business segments with a sharp focus on the goal of reaching profitability in 2024. In Liquor Retail, we are capitalizing on margin accretive product opportunities and modest expansion. In Cannabis Retail, our data licensing program is driving improved profitability and supplier relationships, and we look to enhance consumer engagement through new loyalty capabilities. In our Cannabis Operations, we have taken aggressive cost-cutting measures, streamlined manufacturing operations, and reduced reliance on high-cost cultivation. During this process, we have maintained cannabis sales momentum and are actively exploring B2B and international opportunities. We have also simplified our investment portfolio by divesting from securities, prioritizing the opportunity to return capital to our shareholders."

"Over the last two years, SNDL has grown both organically and by acquisition while our leaders have implemented bold changes throughout the business," added George. "We believe that we now have the requisite scale and platform optionality to create sustainable shareholder value. We expect our Canadian retail network to continue to grow at a modest pace while our internal focus on optimization is in the early stages of producing tangible results. We look forward to updating investors on the closing of the Nova transaction, and events related to our SunStream portfolio as we focus on delivering improved performance in the second half of 2023."

SECOND QUARTER 2023 KEY FINANCIAL METRICS

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended June 30, 2023
Net revenue	151,690	71,881	20,940	—	—	244,511
Gross margin	35,360	17,780	(1,207)	—	—	51,933
Earnings (loss) from Operations	8,207	2,340	(14,134)	(1,660)	(24,242)	(29,489)

Three months ended June 30, 2022
Net revenue	148,637	63,494	11,564	—	—	223,695
Gross margin	33,528	13,897	(4,346)	—	—	43,079
Earnings (loss) from Operations	11,288	1,476	(8,293)	(69,973)	(15,914)	(81,416)

SECOND QUARTER 2023 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating 170 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond", "Liquor Depot" and "Ace Liquor".

  Net revenue for Liquor Retail sales for the three banners combined was $151.7 million for the second quarter of 2023, an increase of 2.1% compared to the second quarter of 2022.
  Same stores sales increased 1.7% across all liquor banners, with Liquor Depot and Ace Liquor seeing 5.6% and 2.8% in same-store sale increases, respectively.
  Gross margin in the Liquor Retail segment was $35.4 million, or 23.3% of sales in the second quarter of 2023, compared to $33.5 million, or 22.6% of sales, in the second quarter of 2022. The 5.5% gross margin growth is mainly driven by procurement productivity and product mix management initiatives.
  Preferred label sales, which are a substantial driver of gross margin growth, increased 28% compared to the second quarter of 2022 and 22% compared to the first quarter of 2023.
  SNDL's liquor banners' market share in Alberta was approximately 18% in the second quarter of 2023, with Wine and Beyond representing approximately 3% from only 11 stores in the province, showcasing the continued success of the banner. Sales at the Wine and Beyond in Kelowna, British Columbia, continue to increase year-over-year, further validating the banner's expansion strategy into Saskatchewan in 2024.
  SNDL expects to launch an e-commerce platform for its Liquor Retail banner, Wine and Beyond, which presents significant opportunities to drive accretive revenues. It is expected to provide the Company with a scalable and adaptable platform to expand its market presence, increase customer engagement, and capitalize on the growing trend of online shopping for liquor products. The launch date is scheduled for the third quarter of 2023.
  As of August 11, 2023, the Ace Liquor store count is 138, the Liquor Depot store count is 20, and the Wine and Beyond store count is 12.

Cannabis Retail

With its ownership interest in Nova, SNDL is Canada's largest private-sector cannabis retailer, operating 196 locations under its four retail banners: Value Buds, Spiritleaf, Superette, and Firesale Cannabis. SNDL's Cannabis Retail strategy is based on several factors, including the quality of its store locations, the range of products it offers, and the unique experiences it provides customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

On July 25, 2023, SNDL and Nova announced that while all other provincial approvals have been received, the continued review by one provincial regulator has necessitated the extension of the outside date for the closing of the previously-announced strategic partnership (the "Transaction"). SNDL and Nova anticipate that the Transaction will close on or before August 25, 2023, subject to the receipt of regulatory approval and the amendment to certain terms of the Transaction that are mutually satisfactory to SNDL and Nova.

  Net revenue from the Cannabis Retail segment for the second quarter of 2023 was $71.9 million, compared to $63.5 million in the second quarter of 2022, a 13.2% increase year-over-year and a record for the segment since SNDL diversified into Cannabis Retail.
  Same stores sales for the second quarter of 2023 increased 3.3% across all Cannabis Retail banners, compared to the same period in the year prior. Nova's same store sales increased 38% for the period.
  Gross margin of $17.8 million, or 24.7% of sales, up by close to 28% compared to the second quarter of 2022, showcasing the Company's efforts in continued margin expansion initiatives.
  In the first half of 2023, SNDL took proactive steps to optimize its proprietary data licensing program for the Cannabis Retail segment, aiming to create mutually beneficial results for its retail operations and licensed producer partners. This margin accretive opportunity has resulted in revenue for the second quarter of 2023 of $2.7 million, compared to $1.3 million in the second quarter of 2022, and represents growth of 80% compared to the first quarter of 2023. By leveraging the volume of Nova's retail locations and the Company's access to high-quality analytics, it expects to deliver continued successful outcomes for its partners and drive top-line revenue and margin growth.
  The Company partnered with Nova for Value Buds' private label products, and sales of Value Buds products represented approximately 6.6% of total 28-gram sales and 18.0% of 14-gram sales in Value Buds locations nationwide.
  As of August 11, 2023, the Spiritleaf store count is 98 (21 corporate stores and 77 franchise stores), the Value Buds store count is 91 corporate stores, the Superette store count is five corporate stores, and the Firesale store count is two corporate stores.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities, premium cultivation and manufacturing facilities, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy.

  Net revenue from the Cannabis Operations segment for the second quarter of 2023 was $20.9 million, an 81% increase compared to the second quarter of 2022, and a 9% increase compared to the first quarter of 2023.
  Gross margin of negative $1.2 million in the second quarter of 2023, compared to negative $4.3 million in the second quarter of 2022, and negative $9.5 million in the first quarter of 2023. The improved results showcase the Company's focus on bolstering margins through increased product distribution and streamlining the Cannabis Operations segment.
  In the first half of 2023, SNDL implemented aggressive cost-cutting measures and improved manufacturing efficiency. A key initiative involved right-sizing cannabis cultivation in Olds, Alberta to focus on producing premium products.
  Subsequently, SNDL successfully centralized most manufacturing activities and consolidated processing, labelling, and excising at its Kelowna facilities. This move optimizes resource allocation and streamlines operations to significantly reduce costs.
  Following the Valens acquisition, the Company underwent a meticulous evaluation of its portfolio, focusing on higher-margin brands and products. SNDL's vertical integration capabilities facilitate informed and data-driven product portfolio decisions. This strategic alignment enables SNDL to effectively enhance overall market positioning and product offerings.
  Market share in owned retail continues to scale through the Company's vertical integration strategy. Driving increased owned retail share is a key focus for the Company and a meaningful contributor to overall margin and profit growth. As a supplement to this strategy, SNDL partnered with ColdHaus Direct ("ColdHaus") in May of 2023 to manage the Company's in-market sales and logistics execution for its branded cannabis products.

Investments

  As of the end of the second quarter of 2023, the Company had deployed capital on a portfolio of cannabis-related investments with a carrying value of $569.0 million, including $532.8 million through the SunStream Bancorp Inc. joint venture ("SunStream").
  For the second quarter of 2023, the investment portfolio generated a net loss of $1.5 million, mainly driven by interest and fee revenue of $3.2 million, and an investment loss of $3.8 million on marketable securities. To streamline its business operations, SunStream made the strategic decision to divest certain cannabis investments, and as part of this process, the Company realized losses. The realized loss on marketable securities and the reversal of the unrealized loss on marketable securities was due to the disposition of shares in cannabis-related investments.
  At the end of the second quarter of 2023, SunStream's credit portfolio comprised six investments: Jushi Holdings, SKYMINT Brands ("Skymint"), Ascend Wellness Holdings, Parallel Inc. ("Parallel"), Columbia Care Inc., and AFC Gamma, Inc. The AFC Gamma, Inc. investment was monetized above carrying value subsequent to the end of the second quarter of 2023.
  SunStream is actively implementing a stock-exchange compliant structure to facilitate participation in US cannabis companies. In connection, SunStream is exploring the restructuring and transfer of certain credit interests in Skymint and Parallel to a new US holding entity ("Sunstream USA"). The SunStream USA structure is expected to allow SNDL to participate in SunStream assets while complying with all US federal and state laws. This SunStream USA structure is anticipated to include the issuance of securities upon the equitization of specific credit instruments held by SunStream. In turn, SNDL would hold non-voting shares in SunStream USA, with the right to exchange such shares into common shares in the future, if certain conditions are met. As such, the Sunstream USA structure is expected to allow SNDL to participate in SunStream assets through a revamped capital structure. The proposed Sunstream USA structure will be reviewed by Nasdaq, as the relevant listing authority for SNDL, prior to its execution. SNDL anticipates providing further details on progress with the Skymint and Parallel restructuring initiatives in the third quarter of 2023.
	Three months ended June 30		Six months ended June 30
($000s)	2023	2022	2023	2022
Interest and fee revenue
Interest revenue from investments at amortized cost	922	818	1,928	1,813
Interest and fee revenue from investments at Fair Value Through Profit or Loss	250	543	874	2,659
Interest revenue from cash	2,014	1,216	4,595	1,966
Total interest and fee revenue	3,186	2,577	7,397	6,438
Investment revenue (loss)
Realized (losses) gains	(48,988)	265	(92,792)	389
Unrealized gains (losses)	45,182	(35,338)	84,100	(53,172)
Total investment revenue/(loss)	(3,806)	(35,073)	(8,692)	(52,783)

Share of profit (loss) of equity-accounted investees	(936)	(37,978)	8,580	(33,887)
Total investment activities	(1,556)	(70,474)	7,285	(80,232)

Liquidity Position

  As at June 30, 2023, and August 11, 2023, the Company had unrestricted cash balances of $185.5 million and $182.6 million, respectively, and a total of approximately 260 million shares outstanding as at August 11, 2023.
  The Company's share repurchase program continues to be available to lower the outstanding share float and increase the earnings per share for shareholders. SNDL will continue to assess opportunities to utilize the program to the extent that management believes SNDL's shares are undervalued. For the three months ended June 30, 2023, the Company did not purchase or cancel common shares.

STRATEGIC AND ORGANIZATIONAL UPDATE

SNDL remains focused on building long-term shareholder value through vertical integration, the accretive deployment of cash resources, expansion of its retail distribution network, the further streamlining of the Company's operating structure, and enhanced offerings of high-quality brands within the Liquor Retail, Cannabis Retail and Cannabis Operations segments.

Integration Initiatives

The Company has achieved $18.2 million in annualized cost savings since the Valens acquisition in January 2023. These initiatives surpass the Company's original $10 million cost savings target. Most of the cost savings have been realized through SG&A, public company costs, as well as supply chain consolidation and operational efficiency. By 2024, run-rate synergies are expected to exceed $30 million annually, and proceeds from asset sales are expected to total $9 million.

The integration work has allowed the Company to undertake a comprehensive organizational design update, restructuring certain departments to achieve scale, support growth, and reinforce key initiatives. The organizational design work supports a more efficient structuring of SNDL's shared service teams to realize additional cost savings and enable targeted focus on key initiatives, such as loyalty, e-commerce, increasing market share within owned retail, and manufacturing, cultivation and processing improvements.

The Company's integration initiatives are critical to SNDL's vision of establishing Canada's largest regulated products platform and generating sustainable free cash flow.

SNDL's strategy is predicated on the below key objectives:

  Generate positive cash flow from all operating segments by 2024.
  Maximize the profitability and sustainability of SNDL's Liquor Retail segment.
  Establish a dominant multi-banner cannabis retail platform with a national presence.
  Streamline SNDL's cannabis production and drive profitable market share.

This press release is intended to be read in conjunction with the Company's Financial Statements and Notes for the period ended June 30, 2023, and the accompanying Management's Discussion and Analysis ("MD&A"). These reports are available under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on Monday, August 14, 2023.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sndl2023q2.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 0323#
The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, demand for the Company's products, the Company's ability to achieve profitability or its goal of sustainable, positive gross margin and positive free cash flow, the development of the legal cannabis industry, performance of the Company's investments, including through the SunStream joint venture, any potential forms of shareholder value creation, the ability to realize expected cost savings and the expansion of product offerings, brand and market share and retail networks, and the closing, integration and realization of expected benefits of, as applicable, the acquisition of The Valens Company, Zenabis and Superette. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3.D.—Risk Factors" in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on April 24, 2023, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Gross revenue	257,425	227,557	470,324	247,684
Excise taxes	12,914	3,862	23,361	6,392
Net revenue	244,511	223,695	446,963	241,292
Cost of sales	188,922	174,291	347,071	188,617
Inventory impairment and obsolescence	4,291	3,871	13,468	5,852
Gross margin before fair value adjustments	51,298	45,533	86,424	46,823
Change in fair value of biological assets	(1,413)	(388)	(4,948)	3,302
Change in fair value realized through inventory	2,048	(2,066)	2,998	(3,627)
Gross margin	51,933	43,079	84,474	46,498

Interest and fee revenue	3,421	2,577	7,632	6,438
Investment loss	(4,020)	(35,073)	(9,189)	(52,783)
Share of profit (loss) of equity-accounted investees	(936)	(37,978)	8,580	(33,887)

General and administrative	52,727	40,293	101,300	50,975
Sales and marketing	4,104	3,132	7,490	4,243
Research and development	20	390	160	485
Depreciation and amortization	13,443	8,800	29,911	9,539
Share-based compensation	3,893	438	6,102	4,642
Restructuring costs	4,042	(882)	5,578	(882)
Asset impairment	1,658	1,850	2,465	1,850
Loss from operations	(29,489)	(81,416)	(61,509)	(104,586)

Transaction costs	(173)	7,938	(2,213)	1,457
Finance costs, net	(2,458)	(26,505)	(7,631)	(26,444)
Change in estimate of fair value of derivative warrants	2,240	23,656	7,042	15,356
Foreign exchange gain (loss)	(31)	161	(194)	11
Gain (loss) on disposition of assets	(77)	402	(261)	402
Loss before income tax	(29,988)	(75,764)	(64,766)	(113,804)
Income tax recovery	—	1,791	—	1,791
Net loss from continuing operations	(29,988)	(73,973)	(64,766)	(112,013)
Net loss from discontinued operations	(3,170)	—	(4,535)	—
Net loss	(33,158)	(73,973)	(69,301)	(112,013)

Equity-accounted investees - share of other comprehensive income (loss)	(11,621)	12,727	(12,006)	5,994
Gain on translation of foreign operations	(5)	—	—	—
Comprehensive loss	(44,784)	(61,246)	(81,307)	(106,019)

Net loss from continuing operations attributable to:
Owners of the Company	(29,350)	(73,301)	(63,553)	(111,205)
Non-controlling interest	(638)	(672)	(1,213)	(808)
	(29,988)	(73,973)	(64,766)	(112,013)
Net income (loss) attributable to:
Owners of the Company	(32,520)	(73,301)	(68,088)	(111,205)
Non-controlling interest	(638)	(672)	(1,213)	(808)
	(33,158)	(73,973)	(69,301)	(112,013)
Comprehensive income (loss) attributable to:
Owners of the Company	(44,146)	(60,574)	(80,094)	(105,211)
Non-controlling interest	(638)	(672)	(1,213)	(808)
	(44,784)	(61,246)	(81,307)	(106,019)

Condensed Consolidated Interim Statement of Financial Position
(Unaudited - expressed in thousands of Canadian dollars)

As at	June 30, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents	185,455	279,586
Restricted cash	19,456	19,338
Marketable securities	3,535	21,926
Accounts receivable	32,661	22,636
Biological assets	1,330	3,477
Inventory	160,407	127,782
Prepaid expenses and deposits	21,792	10,110
Investments	23,038	6,552
Assets held for sale	8,391	6,375
Net investment in subleases	3,656	3,701
	459,721	501,483
Non-current assets
Long-term deposits	9,766	8,584
Right of use assets	136,947	134,154
Property, plant and equipment	181,841	143,409
Net investment in subleases	18,918	19,618
Intangible assets	74,446	74,885
Investments	9,638	90,702
Equity-accounted investees	532,818	519,255
Goodwill	147,680	67,260
Total assets	1,571,775	1,559,350

Liabilities
Current liabilities
Accounts payable and accrued liabilities	62,557	48,153
Lease liabilities	35,982	30,206
Derivative warrants	3,960	11,002
	102,499	89,361
Non-current liabilities
Lease liabilities	136,136	139,625
Other liabilities	5,252	2,709
Total liabilities	243,887	231,695

Shareholders' equity
Share capital	2,365,845	2,292,810
Warrants	2,260	2,260
Contributed surplus	73,636	68,961
Contingent consideration	2,279	2,279
Accumulated deficit	(1,156,279)	(1,091,999)
Accumulated other comprehensive income	20,182	32,188
Total shareholders' equity	1,307,923	1,306,499
Non-controlling interest	19,965	21,156
Total liabilities and shareholders' equity	1,571,775	1,559,350

Condensed Consolidated Interim Statement of Cash Flows
(Unaudited - expressed in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Net loss for the period	(33,158)	(73,973)	(69,301)	(112,013)
Adjustments for:
Income tax recovery	—	(1,791)	—	(1,791)
Interest and fee revenue	(3,421)	(2,577)	(7,632)	(6,438)
Change in fair value of biological assets	1,413	388	4,948	(3,302)
Share-based compensation	3,893	438	6,102	4,642
Depreciation and amortization	14,674	10,538	32,933	12,977
Loss (gain) on disposition of assets	77	(402)	261	(402)
Inventory obsolescence	4,291	3,871	13,468	5,852
Finance costs	2,458	26,505	7,631	26,444
Change in estimate of fair value of derivative warrants	(2,240)	(23,656)	(7,042)	(15,356)
Unrealized foreign exchange loss (gain)	(72)	19	(24)	35
Asset impairment	1,658	1,850	2,465	1,850
Share of (profit) loss of equity-accounted investees	936	37,978	(8,580)	33,887
Loss on settlement of marketable securities	48,988	—	92,792	—
Unrealized (gain) loss on marketable securities	(44,968)	35,338	(83,603)	53,172
Additions to marketable securities	—	(2,899)	—	(3,500)
Proceeds from settlement of marketable securities	3,437	—	3,463	—
Income distributions from equity-accounted investees	—	—	—	685
Interest received	3,217	2,084	6,920	5,799
Change in non-cash working capital	(14,193)	(31,584)	(56,755)	(46,434)
Net cash used in operating activities from continuing operations	(13,010)	(17,873)	(61,954)	(43,893)
Net cash provided by operating activities from discontinued operations	4,167	—	4,314	—
Net cash used in operating activities	(8,843)	(17,873)	(57,640)	(43,893)
Investing activities
Additions to property, plant and equipment	(1,247)	(3,554)	(2,641)	(4,535)
Additions to intangible assets	(39)	1	(56)	(55)
Additions to investments	125	337	(702)	(14,094)
Additions to equity-accounted investees	(9,443)	(36,880)	(16,989)	(94,200)
Proceeds from disposal of property, plant and equipment	55	4,000	137	4,000
Acquisitions, net of cash acquired	—	—	3,695	(31,149)
Change in non-cash working capital	1,586	294	1,127	259
Net cash used in investing activities from continuing operations	(8,963)	(35,802)	(15,429)	(139,774)
Net cash used in investing activities from discontinued operations	—	—	—	—
Net cash used in investing activities	(8,963)	(35,802)	(15,429)	(139,774)
Financing activities
Change in restricted cash	(76)	2,541	(118)	7,607
Payments on lease liabilities, net	(10,116)	(9,177)	(19,607)	(9,624)
Repurchase of common shares, net of costs	—	(2,053)	(1,536)	(2,053)
Repayment of long-term debt	—	—	—	(10,000)
Change in non-cash working capital	200	2,170	199	2,116
Net cash used in financing activities from continuing operations	(9,992)	(6,519)	(21,062)	(11,954)
Net cash used in financing activities from discontinued operations	—	—	—	—
Net cash used in financing activities	(9,992)	(6,519)	(21,062)	(11,954)
Change in cash and cash equivalents	(27,798)	(60,194)	(94,131)	(195,621)
Cash and cash equivalents, beginning of period	213,253	422,824	279,586	558,251
Cash and cash equivalents, end of period	185,455	362,630	185,455	362,630

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a manner similar to its management team. Adjusted EBITDA is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding changes in fair value of biological assets, changes in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, changes in fair value of derivative warrants, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment, cost of sales non-cash component, inventory impairment (recovery) and obsolescence, restructuring costs and transaction costs. The Company presents both consolidated or total Adjusted EBITDA and Adjusted EBITDA by operating segment.

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended June 30, 2023
Net earnings (loss)	6,714	1,221	(13,831)	(1,917)	(22,175)	(29,988)
Adjustments
Finance costs	1,490	1,111	(400)	257	—	2,458
Change in estimate of fair value of derivative warrants	—	—	—	—	(2,240)	(2,240)
Depreciation and amortization	8,161	3,361	650	—	1,271	13,443
Change in fair value of biological assets	—	—	1,413	—	—	1,413
Change in fair value realized through inventory	—	—	(2,048)	—	—	(2,048)
Unrealized foreign exchange (gain) loss	(2)	—	(70)	—	—	(72)
Unrealized (gain) loss on marketable securities	—	—	214	(45,182)	—	(44,968)
Realized loss on marketable securities	—	—	—	49,093	—	49,093
Share-based compensation	—	15	—	—	3,878	3,893
Asset impairment	—	458	1,200	—	—	1,658
Loss (gain) on disposition of PP&E	—	5	72	—	—	77
Cost of sales non-cash component (1)	—	—	969	—	—	969
Inventory impairment (recovery) and obsolescence	—	—	4,291	—	—	4,291
Restructuring costs	—	—	1,282	—	2,760	4,042
Transaction costs	—	—	—	—	173	173
Adjusted EBITDA	16,363	6,171	(6,258)	2,251	(16,333)	2,194
(1) Cost of sales non-cash component is comprised of depreciation expense

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended June 30, 2022
Net earnings (loss)	8,379	447	(8,036)	(90,487)	15,724	(73,973)
Adjustments
Finance costs	2,874	1,070	195	22,305	61	26,505
Change in estimate of fair value of derivative warrants	—	(56)	—	—	(23,600)	(23,656)
Depreciation and amortization	5,315	3,370	—	—	115	8,800
Income tax recovery	—	—	—	(1,791)	—	(1,791)
Change in fair value of biological assets	—	—	388	—	—	388
Change in fair value realized through inventory	—	—	2,066	—	—	2,066
Unrealized foreign exchange (gain) loss	9	—	10	—	—	19
Unrealized (gain) loss on marketable securities	—	—	—	35,338	—	35,338
Share-based compensation	—	(180)	—	—	618	438
Asset impairment	—	—	1,850	—	—	1,850
Loss (gain) on disposition of PP&E	35	15	(452)	—	—	(402)
Cost of sales non-cash component (1)	—	—	3,440	—	—	3,440
Inventory impairment (recovery) and obsolescence	—	—	3,871	—	—	3,871
Restructuring costs	—	—	—	(882)	—	(882)
Transaction costs	—	—	—	—	(7,938)	(7,938)
Adjusted EBITDA	16,612	4,666	3,332	(35,517)	(15,020)	(25,927)

(1) Cost of sales non-cash component is comprised of depreciation expense

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2023/14/c9918.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 14-AUG-23